UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

FINAL TRANSCRIPT
CCBN StreetEvents Event Transcript ORCL—Oracle Conference Call Event Date/Time: Jun. 06. 2003 / 8:30AM ET Event Duration: 29 min

O V E R V I E W

This morning ORCL announced its intention to file a tender offer to purchase all outstanding shares of PeopleSoft (PSFT) for $16 per share in cash. ORCL intends to formally launch this cash tender offer on Monday, June 9. Also, based on preliminary results, ORCL expects to report EPS of $0.14-0.15 for its fiscal 4Q ending May 31. Q&A Focus: price, synergies, support, upgrades within PSFT and migration from PSFT to ORCL eBusiness Suite.

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ORCL – Oracle Conference Call

CORPORATE PARTICIPANTS

Joelle Fitzgerald

Oracle Corporation—Director, Investor Relations

Jeffrey Henley

Oracle Corporation—EVP, CFO and Director

Larry Ellison

Oracle Corporation—Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Heather Bellini

UBS Warburg—Analyst

Charles Di Bona

Sanford C. Bernstein and Company, Inc.—Analyst

Neil Herman

Lehman Brothers—Analyst

Rick Sherlund

Goldman Sachs—Analyst

Kash Rangan

Wachovia Securities—Analyst

Jason Maynard

Wachovia Securities—Analyst

Brent Thill

Prudential Securities—Analyst

Robert Stimson

Banc of America—Analyst

Laura Lederman

William Blair and Company, LLC—Analyst

Brendan Barnicle

Pacific Crest Securities—Analyst

Richard Petersen

WR Hambrecht and Company—Analyst

PRESENTATION

Operator

Good morning, everyone, and welcome to Oracle Corporation conference call. Today’s conference is being recorded. I would like to introduce Oracle Corporation Director of Investor Relations, Miss Joelle Fitzgerald. Please go ahead, ma’am.

Joelle Fitzgerald - Oracle Corporation—Director, Investor Relations

OK, thank you, operator. Good morning everyone and welcome to Oracle Corporation’s conference call. I would like to introduce Jeff Henley, Executive Vice President and Chief Financial Officer, and with him is Larry Ellison, Chairman and Chief Executive Officer. Today’s call will begin with a review of the important facts related to our announcement of our offer to purchase PeopleSoft.

Before we begin, however, I would appreciate your patience as I review the required Safe Harbor Statement and tender offer closure statement. Our discussion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Throughout today’s discussion, we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent form 10-K and form 10-Q for more complete disclosure of risk factors.

THIS CONFERENCE CALL IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE ON JUNE 9TH, 2003. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION. With that, I will turn the call over to Jeff Henley.

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

Thanks, Joelle. This morning we announced our intention to file a tender offer to purchase all of the outstanding shares of PeopleSoft for $16 per share in cash. We also announced that based on our preliminary results, we expect to report earnings per share of [14] to 15 cents for our fiscal fourth quarter ending May 31. This will be the fifth quarter in a row that we have either met or exceeded analysts’ estimates. We will provide more detail about our earnings on our quarterly call on June 17th. We intend to formally launch the cash tender offer on Monday, June 9th. Our offer will be subject to customary conditions including expiration of the applicable Hart-Scott-Rodino waiting period, redemption or amendment of PeopleSoft’s poison pill and a majority of PeopleSoft’s stockholders validly tendering or not withdrawing their shares. Our offer will not be subject to due diligence or financing. To fund our offer, we are utilizing

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available cash reserves as well as a bridge financing facility from CSFB. After confirmation of transaction, we will evaluate the available alternatives for permanent financing.

We have sent a letter to PeopleSoft’s board which expressed our desire to discuss this offer. Our offer will not be contingent upon completion of the proposed PeopleSoft-J. D. Edwards merger. We expect the acquisition of PeopleSoft at our offered price will increase Oracle’s earnings per share from the first quarter following the close of the transaction, even including required purchase accounting amortization adjustments. We expect there to be minimal business integration risks since we will not be integrating the product lines. However, we expect to substantially reduce redundant costs. Though we will not be actively selling PeopleSoft products to new customers, we will provide enhanced support for all PeopleSoft products. PeopleSoft customers will benefit from having access to migration path that will be optimized for moving to a broader and more fully integrated E-business suite. They will also be offered a no extra license charge, a product migration to the equivalent Oracle product. In addition, we plan to extend the support for the older PeopleSoft version 7 beyond the December 2003 deadline that PeopleSoft had announced, thus removing the current pressure on PeopleSoft customers to upgrade. There should be very little disruption to Oracle employees as we will not be impacting the organizational structure of Oracle. There should be no disruption whatsoever for Oracle customers as the E-business we suite will continue with its current schedule. Future versions will benefit from the work of the PeopleSoft developer who is will focus on incorporating advanced features from the PeopleSoft products into the E-business suite as well as creating migration scripts for easier upgrades to the E-business suite. Larry Ellison will now make a few summary comments, and then we’ll be happy to take questions.

Larry Ellison - Oracle Corporation—Chairman and CEO

A short while ago, PeopleSoft management (inaudible) a partnership with J. D. Edwards. It’s interesting note that about a year before, Craig Conway (ph) approached me and Oracle Corporation about combining the PeopleSoft application business with the Oracle application business. At that time, again, a year ago, we were unable to agree upon structure. But we’ve continued to follow PeopleSoft very, very closely, and we think the time is right again to present the PeopleSoft shareholders with an alternative plan, an alternative partnership than what management has proposed. And that’s what we’re offering the shareholders today with our $15 offer. With that, I think we can open it up to questions.

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

Let me just try to summarize one more time. I think we’re generally very excited about this transaction. We think it’s a great deal for the shareholders and customers of both companies. As Larry said, we believe this offer for the PeopleSoft shareholders presents a superior value and a lower risk alternative to their current options. For Oracle shareholders, this transaction will immediately enhance earnings per share and is not dependent upon a complicated and risky integration of the two products. For PeopleSoft customers, we’ll provide enhanced support and make it easy for them to upgrade to a broader and fully integrated E-business suite and for Oracle customers, there will be no disruption whatsoever and they’ll benefit from the enhancements of the products over time. This is a deal about opportunities for everyone. With that, we’ll take questions.

QUESTIONS AND ANSWERS

Operator

Thank you, sir. If you do have a question today, simply press the star key followed by the digit 1 on your touch-tone telephone. Again, that’s ‘star 1’ for questions or comments. We will proceed in the order that you signal us and take as many questions as time permits. We ask you please limit yourself to one question so that everyone may have an opportunity to pose a question. Again, please press “star 1” for questions. We’ll pause for just a moment.

Our first today will come from Heather Bellini (ph) from UBS Warburg.

Heather Bellini - UBS Warburg—Analyst

Hi, thank you and good morning. I have a couple of questions. The first would be given that it’s only a 6% premium to PeopleSoft closing price last night, why in your view, why would they accept a deal with that premium, and then secondly, I just want to make sure I understood Larry correctly, you said Craig Conway approached you last year. Was that for Oracle to buy PeopleSoft or is that just a partnership? Thank you.

Larry Ellison - Oracle Corporation—Chairman and CEO

Craig approached me. His idea was that we would create an all new company which would combine the Oracle application

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business with the PeopleSoft application business, and we didn’t think that was an appropriate structure for Oracle shareholders, but it was his idea to put the Oracle applications business in alongside the PeopleSoft application business. Again, we couldn’t agree on structure. We thought it was a good idea to put the two businesses together, but again, we didn’t come to an agreement so we’ve made this offer. As far as the $16 price, it’s really been based on the performance of PeopleSoft in the market. They’ve seen very rapid declines in their license revenue. Their stock price has been sinking, and now they have proposed what we think the shareholders have viewed as a very risky merger with J. D. Edwards with minimum savings. I think they’ve quoted about $80 million in savings. So we think our alternative of $16 a share is a much safer road for the PeopleSoft shareholder, and a good thing to do with that $16 a share would be to go out and invest it in the combined company.

Operator

Thank you. Our next question will come from Charlie Di Bona at Sanford Bernstein.

Charles Di Bona - Sanford C. Bernstein and Company, Inc.—Analyst

Thank you, I was wondering if you could go into a little more detail by what you precisely mean by enhanced support and how you intend to retain the existing PeopleSoft install base.

Larry Ellison - Oracle Corporation—Chairman and CEO

Well, most PeopleSoft customers are running on the Oracle database, so immediately we can provide one-stop support supporting both their applications and their install base. One of the things we’re going to do immediately is improve the quality of support. Now there’s two things we’re doing. One is by policy, where we’re extending the length of the support period for the PeopleSoft customers. As of now, PeopleSoft announced that — they’re going to drop support of PeopleSoft version 7 by the end of this calendar year. That’s forcing customers to upgrade to the next generation of PeopleSoft, PeopleSoft 8, sooner than they might want to, so we think choice is a good thing. We’re going to extend that support and let them make an upgrade at a time of their own choosing. So that’s one level of convenience. We’re not going to charge an additional license fee for moving from PeopleSoft 7 to PeopleSoft 8, nor will we charge an additional license fee if they choose, and I emphasize if they choose to migrate from PeopleSoft 7 to the Oracle E-business suite. But that will also be an option and we’ll [inaudible] to make that easy and graceful. So we’ll give them a couple of upgrade options. We’ll let them time it as they deem appropriate. We’ll move the PeopleSoft support team into the much larger Oracle support organization, the PeopleSoft support team will become PeopleSoft product specialists within the much larger Oracle support team, and we can offer them a much more comprehensive set of services.

Furthermore, Oracle has a terrific outsourcing business. We signed a number of very large outsourcing deals and we’ll give the PeopleSoft customers the option to actually take advantage of us backing up their data, us upgrading their software rather than them doing it themselves. So there will be enhanced support services immediately available to the PeopleSoft customers. We will have — really our PeopleSoft developers will be doing two things. One group of PeopleSoft developers will continue to make improvements and keep the PeopleSoft products current. It’s very important to emphasize that. If the customers elect to stay in the PeopleSoft products, we will continue to keep those current. We’re also taking some of the top PeopleSoft developers, we’ll be moving them into the Oracle E-business suite development team, where they’ll be adding features to subsequent versions of the Oracle E-business suite. These features will make it very easy for the PeopleSoft customers, if they choose to do so, it will make it very easy for them to upgrade from PeopleSoft 7 or PeopleSoft 8 into the Oracle E-business suite. We’ll have the necessary features to make that possible. We’ll have the upgrade scripts to make that possible. So as far as technology future, PeopleSoft customers will have 5- to 6,000 developers working on their next generation of product. Something they simply couldn’t—they wouldn’t have if they continued down an alternative road.

Operator

Thank you. We’ll next hear from Neil Herman at Lehman Brothers.

Neil Herman - Lehman Brothers—Analyst

Could you up update us with respect to your view of J. D. Edwards, if that acquisition were to go through, how would that change — would that change anything with respect to this, and wouldn’t that just get you that much closer in terms of size and in install base to SAP?

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Larry Ellison - Oracle Corporation—Chairman and CEO

As far as J. D. Edwards is concerned, we’re certainly interested. We’ve been looking at that closely as well. It’s simply a matter of the terms of the deal and the price of the deal. So we’re very interested in J. D. Edwards, and we’re keeping our options open there.

Operator

Thank you. We’ll next hear from Rick Sherlund (ph) at Goldman Sachs.

Rick Sherlund - Goldman Sachs—Analyst

Thanks. It looks like DEC-RDB acquisition to me where you basically paid, as I recall, $100 million and you get $50 million a year in maintenance revenues, as a financial transaction, if you can get $800 million or so a year in revenues from PeopleSoft and take a competitor out of the way, and, you know, why $16? The stock is trading above that now, and why not more? It would seem that you could pay more. If you’re going to get that much in maintenance revenues per year.

Larry Ellison - Oracle Corporation—Chairman and CEO

We think the PeopleSoft shareholder, when faced with the alternative — again, what we view as a risky merger with J. D. Edwards, the PeopleSoft shareholder will look at the $16 a share and think that’s a good price and a very, very safe alternative. You hark back to our REB purchase, and there are some similarities, but you left out some of the most important things. One of the things we got with REB was the terrific development team, and not only did the deal work financially, the deal worked technically, that we added technical staff. One of the things we think is very valuable for both the PeopleSoft customer and the Oracle customer is the blending of the clever people from PeopleSoft and the clever people from Oracle working on a combined next generation product, so we think that this is why it’s so good for the PeopleSoft customers as well as the PeopleSoft shareholders. And again, Rick, I would take that $16, I mean, you’re asking me, I take that $16 and I’d invest in the combined company. I think that would be a good place to put the money.

Rick Sherlund - Goldman Sachs—Analyst

Larry, how practical is it to think of moving from PeopleSoft to Oracle? It would seem that that would be a very difficult thing to do.

Larry Ellison - Oracle Corporation—Chairman and CEO

Well, actually if we do this right, and that’s why this acquisition is so attractive, if we do this right, as you know, it’s not easy to move from PeopleSoft 7 to PeopleSoft 8. Just going from PeopleSoft 7 to PeopleSoft 8 is a major, major effort. In fact, we’ve been seeing a number of PeopleSoft customers electing — I think one of the reasons they’ve had a difficult time last quarter is a number of their customers have chosen to move from PeopleSoft 7 to Oracle E-business suite. And we’re seeing a lot of that. And if we use — if our top developers in PeopleSoft software developers get together, we can make that a very simple upgrade. It’s certainly as easy as going from PeopleSoft 7 to PeopleSoft 8, moving to Oracle products. That is our goal. We think we can do that. We believe it would be a graceful upgrade. It wouldn’t be a conversion, it wouldn’t be a massive consulting effort. It would be an upgrade that literally thousands of PeopleSoft customers could do if they chose to do so. The other thing I want to emphasize is we’re not going to push the PeopleSoft customers to move to Oracle, or even to move to the latest version of PeopleSoft. Our intension is to improve and extend the support services to their customers.

Rick Sherlund - Goldman Sachs—Analyst

Thanks.

Operator

Moving on, we’ll now hear from Kash Rangan at Wachovia Securities.

Kash Rangan - Wachovia Securities—Analyst

Hi, thank you very much. It looks like PeopleSoft is looking at $80 to $100 million in savings, and I’m wondering how the $16 share price, maybe PeopleSoft is better off its own just getting that kind of cost synergy from the J. D. Edwards merger, so I’m wondering how this offer plays out. And also, Jeff, if you could quantify the revenue and cost synergy from this merger, how is it going to be additive to Oracle given that you have sign ificant product overlap with PeopleSoft and HR financial CRM supply chain, and that you also have significant vertical overlap here

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with financial services, Telco, government, utilities, so on and so forth. Thanks.

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

On the revenue side, I think we will end up with a combined company and product that is more competitive, so I think that offers a good revenue synergy, market share and so forth. On the cost side, that’s much clearer, immediately we know there is a lot of redundant overlapping cost, whether it’s in sales and marketing or in the G&A areas, even in some of the development areas. We clearly will have significant savings in all those areas, so the approach we’ve taken where we don’t try to spend a lot of time integrating these products, pick the surviving Oracle product allows us to significantly reduce a lot of costs. So I think it’s more difficult to project the exact synergy on the revenue, but we’re quite confident there is, and we’re very confident that we can significantly reduce the cost and we can get the kind of combined earnings per share improvement that we talked about.

Kash Rangan - Wachovia Securities—Analyst

And the $16 offer, given that PeopleSoft could wring more cost savings out of J. D. Edwards?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

I haven’t specified, but obviously we’re talking about a much bigger cost savings than PeopleSoft were talking about. This is a bigger transaction for one, we’re just talking about a lot more costs that we’re starting with. But I think because we’re not trying to sort of keep both of these businesses alive and somehow try to make them work together, there is a lot more redundant cost that comes out of this, because of it.

Larry Ellison - Oracle Corporation—Chairman and CEO

This is Larry. At least our view of the PeopleSoft acquisition is an acquisition of diversification. They’re moving into lots of new markets. Ours is an acquisition of consolidation, which I think is much less risky. You mentioned the overlaps, which we think are a good thing. That’s where we can obtain our savings, is in the overlaps. That’s where we can group the HR team with their HR team and come up with a much better HR product. So these overlaps, this consolidation that allows us on the one hand to save money and on the other hand make dramatic product improvements that make us a much stronger player in the market. That’s in contrast with their current plan, which is to enter a lot of new markets, markets that they’re not currently in, and that’s why we believe we’ve been able they’ve not been able to come up with the savings in that pairing that we come up with.

Operator

Thank you. Our next question will come from Jason Maynard at Merrill Lynch.

Jason Maynard - Wachovia Securities—Analyst

Hi, good morning. One question. How long would you plan to support PeopleSoft customers who decided to stick with version 7, and then second, given the minimal premium, if PeopleSoft shareholders like the transaction, is there a point that you’d be willing to go potentially higher on the takeout price?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

Two things. One is, the intent is to legally let PeopleSoft customers know that we want to discuss how much to extend the support period. We don’t know what’s appropriate. We need to talk to the PeopleSoft customers after this transaction is completed. First thing we’ll do is sit down with the PeopleSoft customers and ask them what they think is appropriate. And we’ll be conferring with them to determine how long we have—we should extend the support period, what’s the best way for us to make migration easy, we’ll try to figure out how many are moving from PeopleSoft 7 to PeopleSoft 8, assess an interest how many want to move to the Oracle E-business suite and how soon. This ha got to be done in concert with the PeopleSoft customers. As far as the $16 offer, we think that’s a good offer. We think it’s an especially good offer considering the alternative being presented by PeopleSoft management to their shareholders.

Operator

Mr. Maynard, do you have any further comments?

Jason Maynard - Wachovia Securities—Analyst

I’m set. Thank you.

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Operator

Thank you. We’ll next hear from Brent Thill (ph) at Prudential Securities.

Brent Thill - Prudential Securities—Analyst

Thanks. Can you give us a sense at what management team at PeopleSoft’s initial read on the transaction has been?

Larry Ellison - Oracle Corporation—Chairman and CEO

I can only say what Craig Conway said to me a year ago, which is the two businesses together, the two applications businesses together would be a very formidable player in the market, and I couldn’t agree with him more. So I think that hasn’t changed. I think the two teams could combine to be a very formidable player in the market. I think that’s very healthy for the market. They’re an extremely strong player out there in SAP, you have an upcoming player that’s making billions of dollars of investment in Microsoft, and I think the combination of our two companies, Oracle and PeopleSoft, would be a third strong player — a strong player in the market. And that’s what we need, more competition.

Brent Thill - Prudential Securities—Analyst

You mentioned there’s no extra license charge to upgrade. Have you found subsidizing the services work, obviously that’s going to be a much bigger investment on the services side to get migrated.

Larry Ellison - Oracle Corporation—Chairman and CEO

If we do our job correctly, if we build the appropriate tool and make the migration graceful, the idea is to automate the migration. The second we throw a lot of labor into the migration, it’s really not a cost issue, you’re right, if we subsidized the migration, it would be expensive because there would be a lot of labor. There’s also error – if there is a lot of labor. Human beings sometimes make mistakes. We upgraded from Oracle version 10.7 to Oracle version 11, and we did a pretty good job of building automation scripts. We’re going to try to make this upgrade as automated as possible, and that’s, again, what the two PeopleSoft development groups will be doing. One is make sure we have all of the PeopleSoft features, so the PeopleSoft shareholders won’t — customers won’t be losing any features if they upgrade to an Oracle product. In fact, they’ll be just gaining features, it’s all positive, and they can do that in a highly automated fashion.

Brent Thill - Prudential Securities—Analyst

Ok. Thanks.

Operator

Our next question will come from Bob Stimson (ph), Banc of America.

Robert Stimson - Banc of America—Analyst

Hi Larry, hi Jeff, how are you? Just one question. Can you just maybe tell us what point the transaction would be dilutive at in terms of a share price? And then I just wanted to follow up with, how do you think the other clients will really view the fact that if you’re really getting the synergies out of combining the application in the database space, how oh will the other clients deal that are actually sitting on top of the Oracle database?

Larry Ellison - Oracle Corporation—Chairman and CEO

First answer is the offer is $16 a share, so it’s not dilutive. That’s our offer. It is not dilutive. And I’m sorry, I missed the second question about the database. Could you repeat that question?

Robert Stimson - Banc of America—Analyst

Sure. The question is, if you’re going out to get the synergies out of the application and combining it with the database with the PeopleSoft acquisition, how would you think some of the other people that are sitting underneath, you know, the database at Oracle will look at that? So if you’ve got Seibel (ph) sitting on it, you’ve got other clients using it, how are they going to look at this in the marketplace?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

We’ve been in the application business for a very long time, so we compete, our number one competitor in the application business is SAP. Our number one Oracle database reseller is SAP, so we found our self in a position of being both a technology supplier to application companies and a competitor to application companies, and that’s not going to change with this acquisition. We work extremely hard to provide all

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application companies with access to our very latest database technology and full support for that database technology. Again, nothing changes here.

Robert Stimson - Banc of America—Analyst

Is there anything that in the application space that you saw that made you do this now? Is it fundamentals getting better, time to get in, technology synergies? Why now?

Larry Ellison - Oracle Corporation—Chairman and CEO

Well, I think the time — you know, the timing worked out very well for us. We thought this was the right time to move. Again, we’ve been looking at it for more than a year. Craig approached us more than a year ago, and it seems like the time is right.

Robert Stimson - Banc of America—Analyst

Great. Thank you.

Operator

We’ll now hear from Laura Lederman at William Blair.

Laura Lederman - William Blair and Company, LLC—Analyst

Yes, can you talk a little bit about the long term plan for a quote unquote combined next generation product and what that would look like and what timeframe that would exist in? Thank you.

Larry Ellison - Oracle Corporation—Chairman and CEO

Again, what we’ll be doing is moving the PeopleSoft developers into the Oracle E-business suite development team and continuously adding new features. So our products will continuously get better, but now we’ll have the benefits of not only the Oracle development team but the top developers in PeopleSoft.

Laura Lederman - William Blair and Company, LLC—Analyst

Thank you.

Operator

Up next is Brendan Barnicle at Pacific Crest.

Brendan Barnicle - Pacific Crest Securities—Analyst

Thank you. Jeff, can you just go through for us what the timing and the process is of the deal from here? What are the next steps, what should we be waiting for in terms of timing and stuff?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

As I said on the opening statements, we’ll expect to make this offer on Monday. We’ll have to file the Hart-Scott-Rodino papers. There is a period, probably at least 20 days, we have to go through that process, so as I indicated, we think that this can all happen fairly soon. We have to — we look forward to talking to the PeopleSoft board, as we said, and our expectation is that we can get all this done and get closed relatively quickly sometime in July.

Brendan Barnicle - Pacific Crest Securities—Analyst

So you think you’d close the offer in July and then have a full merger done by the end of the year?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

No, no, no. We expect the transaction to be completed this in July. So again, the full details of the offer will be in the documents we file on Monday. I think you’re all better off to wait and just review all that in the filing.

Brendan Barnicle - Pacific Crest Securities—Analyst

Ok. Great. And then the strength on the quarter was good, you’re doing this deal at the same time. Are you guys beginning to see some sort of turn, you think, in the Apps (ph) market and that’s why you think this is a great time to do this?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

I would say we’ll have more to talk about on our earnings call, as I said. This isn’t an earnings call, and it’s just better off to leave it at that.

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Brendan Barnicle - Pacific Crest Securities—Analyst

Ok. Thank you.

Operator

Our final question will come from Richard Petersen from WR Hambrecht.

Richard Petersen - WR Hambrecht and Company—Analyst

Hi, good morning, thanks. Why do you want to use cash instead of stock to acquire PeopleSoft?

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

It’s a cleaner, faster way to work. I think it reduces any uncertainty for the PeopleSoft shareholders.

Richard Petersen - WR Hambrecht and Company—Analyst

Ok. Fair enough. Thanks.

Operator

And that does conclude our question and answer session for today.

Jeffrey Henley - Oracle Corporation—EVP, CFO and Director

Ok. Thank you very much.

Operator

That concludes today’s conference. Thank you for joining us

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